

November 17, 2014

Via E-mail
Mr. Christopher Swift
Chief Executive Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958

Dear Mr. Swift:

We have reviewed Scott R. Lewis' October 10, 2014 response to our September 29, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 2. Business Dispositions, page F-2

1. Please refer to your response to prior comment one. Address the following:
    - Restate your consolidated statements of income to classify the $342 million goodwill impairment recorded in 2012 in the line item "Goodwill impairment" and to classify the $191 million loss accrual for premium deficiency in the line item "Amortization of deferred policy acquisition costs and present value of future profits" or "Benefits, losses and loss adjustment expenses," as appropriate.   Presenting these amounts on the same line as your 2013 reinsurance loss and describing the goodwill impairment as a "reduction" therein does not appear appropriate given that the reinsurance transaction occurred in 2013 while the impairment and premium deficiency occurred in 2012, and a reduction of goodwill does not adequately describe it as an impairment.
    - Regarding the $191 million loss accrual for premium deficiency recorded in 2012, you indicate, on page three of your response, that the loss for the reinsurance premium

        deficiency recognized in the third quarter of 2012 represents the difference between the assets to be received and the sum of the DAC, other insurance contract-related balances, and ceded reserves. You further indicate on page 4 of your response that you accrued the premium deficiency in 2012, under ASC 450-20-25-2. Tell us the basis for your accounting treatment including:

- o Why you refer to it as a premium deficiency recorded under ASC 450-20-25-2; and
- o How you considered the guidance in ASC 944-60 and your conclusion as to whether or not to record premium deficiency following that guidance. Also in this regard, tell us why you did not record the apparent additional $1.3 billion loss on reinsurance recoverable shown in the table on page 2 of your response in determining the premium deficiency at September 30 and December 31, 2012.

- Provide us an analysis under GAAP of your accounting for the $115 million in transaction costs. It appears that you included these costs in your determination of the $191 premium deficiency which had the effect of recording the transaction costs in 2012 rather than in 2013 when they presumably were incurred.

- Revise the line item description in your consolidated statements of income "net realized capital gains on business dispositions" to more accurately describe these gains as being due to investments transferred at fair value in the reinsurance transaction.

        Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                          Sincerely,

                          /s/ Jim B. Rosenberg

                          Jim B. Rosenberg
                          Senior Assistant Chief Accountant